UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_______________________________________

Schedule 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
______________________________________

Hines Global REIT, Inc.
(Name of Subject Company)

______________________________________________

Hines Global REIT, Inc.
(Name of Person Filing Statement)

______________________________________________

Common stock, $0.001 par value per share
(Title of Class of Securities)
433240108
(CUSIP Number of Class of Securities)

Sherri W. Schugart
2800 Post Oak Boulevard
Suite 5000
Houston, Texas 77056-6118
(888) 220-6121
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications
on Behalf of the Person Filing Statement)

With a copy to:
Alice L. Connaughton, Esq.
Greenberg Traurig, LLP
2101 L. Street N.W.
Washington, DC 20037
(202) 331-3100
______________________________________________

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) is being filed by Hines Global REIT, Inc., a Maryland corporation (the “Company”), with respect to the unsolicited third-party tender offer (the “Tender Offer”) made jointly by MacKenzie Realty Capital, Inc., CMG Partners, LLC and Coastal Realty Business Trust (collectively, the “Offerors”) to purchase up to 13,608,000 shares of the Company’s common stock, par value $0.001 per share (the “shares”) issued and outstanding, at a purchase price equal to $6.15 per share, without interest (the “Offer Price”) in cash, upon the terms and subject to the conditions set forth in the Amended Offer to Purchase dated October 2, 2018 (the “Offer to Purchase”) and the related Amended Assignment Form (the “Assignment Form”), attached as Exhibits (a)(1) and (a)(2), respectively, to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offerors on October 2, 2018, as amended from time to time (the “Schedule TO”).

As discussed below and in the Company’s letter to stockholders dated October 11, 2018 (the “Letter to Stockholders”), a copy of which is filed as Exhibit 99(a)(1) to this Schedule 14D-9, and incorporated herein by reference, the Company’s board of directors (the “Board”) unanimously recommends that the Company’s stockholders REJECT the Tender Offer and not tender their shares for purchase pursuant to the Tender Offer.

Item 1.    Subject Company Information

The name of the subject company is Hines Global REIT, Inc. and the address and telephone number are 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056-6118 and (888) 220-6121, respectively.

The title of the class of equity securities to which the Tender Offer relates is the shares of the Company’s common stock, $0.001 par value per share. As of the close of business on October 10, 2018, there were 270.9 million shares of the Company’s common stock issued and outstanding.

Item 2.    Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9.  The Company’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Offerors to purchase up to 13,608,000 shares, at a price equal to $6.15 per share, without interest, in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Assignment Form. Unless the Tender Offer is extended by the Offerors, the Tender Offer will expire at 11:59 p.m., Pacific Time, on Tuesday, November 13, 2018.

According to the Offerors’ Schedule TO, the Offerors’ principal business address is 89 Davis Road, Suite 100, Orinda, California 94563 and its telephone number is 925-631-9100, and that of CMG Partners, LLC is 2828 Northup Way #110, Bellevue, Washington 98005. No principal business address for Coastal Realty Business Trust has been provided in the Schedule TO.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled (i) “Part I, Item 1A. Risk Factors—Risks Related to Potential Conflicts of Interest” and “Part III, Item 13. Certain Relationships and Related Party Transactions, and Director Independence” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 30, 2018 (the “Form 10-K”) and (ii) “Risk Factors—Risks Related to the Liquidation of the Company,” “Proposal One—Plan of Liquidation Proposal—Interests of the Company’s Directors, Executive Officers and Affiliated Entities in the Liquidation,” “ Corporate Governance—Conflicts Committee,” “ Corporate Governance—Compensation Committee Interlocks and Insider Participation,” “Director Compensation,” “Executive Compensation” and “Stock Ownership By Directors, Executive Officers and Certain Stockholders” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 10, 2018 (the “Proxy Statement”), all of which information is incorporated by reference herein. The Form 10-K and the Proxy Statement were previously made available to all of the Company’s stockholders and are available free of charge on the SEC’s website at www.sec.gov.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offerors and their executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation

(a) Recommendation. The Board recommends that the Company’s stockholders reject the Tender Offer by the Offerors to purchase their shares. The information set forth in the Letter to Stockholders, a copy of which is filed as Exhibit 99(a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(b) Reasons. The information set forth in the Letter to Stockholders, a copy of which is filed as Exhibit 99(a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(c) Intent to Tender. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any shares held of record or beneficially owned by them pursuant to the Tender Offer. To the knowledge of the Company, none of the Company’s subsidiaries or affiliates currently intends to tender shares held of record or beneficially owned by them pursuant to the Tender Offer.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used

To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company’s stockholders in connection with the Tender Offer.

Item 6.    Interest in Securities of the Subject Company

During the 60 days ended October 10, 2018, the Company repurchased 2.8 million shares, at a purchase price equal to $9.04 per share, pursuant to the Company’s share redemption program, for an aggregate price of approximately $25.5 million.

During the 60 days ended October 10, 2018, no other transactions with respect to the shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.    Purposes of the Transaction and Plans or Proposals.

(a)  Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Tender Offer that relate to a tender offer or other acquisition of the shares by the Company, any of the Company’s subsidiaries or any other person.

(b)  Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Tender Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of the Company’s; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of the Company’s subsidiaries; or (iii) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Company.

(c)  Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Tender Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information

Cautionary Note Regarding Forward-Looking Statements

Certain statements of the Company included in this Schedule 14D-9 and the documents filed as exhibits hereto that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events and results of operations could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology. The forward-looking statements included herein are based upon management’s current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the Company’s actual results and performance could differ materially from those set forth in the forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s reports filed with the SEC, including, but not limited to, in the sections entitled “Part I — Item 1A. Risk Factors” in the Company’s Form 10-K, and “Risk Factors—Risks Related to the Liquidation of the Company” in the Company’s Proxy Statement, all of which incorporated herein by reference. These factors include, but are not limited to: unanticipated difficulties or expenditures relating to the Company’s plan of liquidation and dissolution (the “Plan of Liquidation”); the response of tenants, business partners and competitors to the Plan of Liquidation; legal proceedings that may be instituted against the Company and others related to the Plan of Liquidation; changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts; policies and guidelines applicable to real estate investment trusts; the Company’s ability to maintain tenancy occupancy levels; the availability of capital and debt financing; and the Company’s ongoing relationship with its advisor and affiliates.

Stockholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.    Exhibits

The following exhibits are filed as part of this Schedule 14D-9:

Exhibit No.	Description
99(a)(1)	Letter to the Company’s Stockholders, dated October 11, 2018*
99(a)(2)	Email to Financial Advisors, dated October 11, 2018*
99(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 30, 2018**
99(e)(2)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on May 10, 2018**
* Included in copy mailed to stockholders. ** Those sections of the Form 10-K and the Proxy Statement specified in Items 3 and 8 hereto are incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2018
Hines Global REIT, Inc.

By: /s/ J. Shea Morgenroth_______________
Name: J. Shea Morgenroth
Title: Chief Accounting Officer and Treasurer